EXHIBIT 4.8

SUMMARY OF KIBBUTZ DEBT AGREEMENT

Following the difficulties experienced by the kibbutzim in Israel and the organizations affiliated with them during the 1980's, several agreements were entered into between the years 1989-1999 in which the parties were the kibbutz movements, the creditor-banks and the State of Israel.

The purpose of these agreements was to reorganize the debt of the kibbutzim and the organizations affiliated with them and to conform it to their actual repayment ability. The agreements include a detailed and complex apparatus to handle these debts. Within this framework, it was established that the kibbutzim which were defined as assisted kibbutzim (those requiring assistance) shall be entitled to refunds of certain interest differentials for unpaid credit which they were granted by the banks who were parties to the agreement, to a waiver of part of these credits and to long-term rescheduling of the remainder.

The government financed 35% of the waivers and deposited funds with the banks to serve as a source for the rescheduling. Kibbutzim that were defined as owners of real estate having the potential for development, were required pursuant to these agreements to assign their rights in the land in consideration for a portion of the waivers that were approved for them.

See Note 4 to our financial statements in Item 17 of this annual report for further details of the Kibbutz debt agreement.